UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 12, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON JULY 11, 2017

1.            1.            Date, Time and Place: Held on July 11, 2017, at 08:30am, by teleconference organized from Rua Fidêncio Ramos, No. 302, 3th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.            Call notice: Call notice was weaved, due to the presence of all members of the Board of Directors of Fibria Celulose S.A. (“Company”), persuant to item 6.3 of the Internal Rules of the Board of Directors.

3.            Attendance: The totality of the sitting members of the Board of Directors, that is: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

4.            Meeting Board: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.            Agenda: Deliberate about the execution of an agreement by and between the Company and a related party.

6.            Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance, by the totality of votes and without reservations and/or qualifications as bellow, decided to, pursuant article 17, item XIX, of the Company’s Bylaws, the execution of the Eigth Amendment to the Financing of Revolving Credit Limit Agreement (Contrato de Financiamento Mediante Abertura de Limite de Crédito Rotativo) Nº 08.2.0291.1., entered on July 2nd, 2008 (“Agreement”), by Votorantim Celulose e Papel S.A. (Company’s previous corporate name), as a beneficiary, and Banco Nacional de Desenvolvimento Econômico e Social - BNDES, to transfer the property being mortgaged, from the industrial unit of the Company, located in Jacareí, State of São Paulo, inscription number  10.645, registered at the Real Estate Registry Office from Jacareí, to the industrial unit of located in Barra do Riacho, State of Espirito Santo, inscription numbers 10.801 e 11.956, both registered at the Real Estate Registry Office from Aracruz, State of Espirito Santo.

After the Chairman enquire all the Board members about potential interest conflicts to vote this item, Mr. Ernesto Lozardo e Paulo Fernando Fleury da Silva e Souza declare that they are not prevent to vote this subject.

The Executive Board of Officers and its attorneys-in-fact duly designated are hereby authorized to practice all acts necessary to the execution of the agreement approved herein.

7.            Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, July 11, 2017.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman of the Board of Directors	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO